Filed by Hecla Mining Company pursuant to

Rule 425 under the Securities Act

of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities

Act of 1934

Subject Company:

Independence Lead Mines Company

Registration Statement No. 333-130682

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTORS ARE URGED TO READ HECLA MINING COMPANY’S REGISTRATION STATEMENT (THE “REGISTRATION STATEMENT”) ON FORM S-4 (REGISTRATION STATEMENT NO. 333-130682) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON DECEMBER 23, 2005, THE RELATED PROSPECTUS FILED WITH THE SEC ON JANUARY 25, 2006, POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT FILED WITH THE SEC ON DECEMBER 7, 2006, AND THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH HECLA’S PROPOSED ACQUISITION OF ILM WHEN IT IS FILED WITH THE SEC, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All of the aforementioned documents, except for the proxy/prospectus and any other related documents that have not yet been filed with the SEC, may currently be obtained free of charge at the website maintained by the SEC at http://www.sec.gov or from Hecla at our website (http://www.hecla-mining.com), or by directing a written request to Hecla Mining Company, Investor Relations, 6500 North Mineral Drive Suite 200, Coeur D'Alene, Idaho 83815-9408. After the proxy/prospectus and any other related documents have been filed, you may obtain those documents free of charge at the website maintained by the SEC at http://www.sec.gov or from Hecla.

Hecla and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ILM with respect to the transactions contemplated by the Asset Purchase Agreement. Information regarding Hecla’s directors and executive officers is included in Hecla’s Annual Report on Form 10-K for its 2007 fiscal year, which was filed with the SEC on February 29, 2008. Additional information regarding Hecla will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Independence Lead Mines Company

NEWS RELEASE

HECLA TO ACQUIRE ASSETS OF INDEPENDENCE LEAD MINES

FOR IMMEDIATE RELEASE

For Release: February 13, 2008

COEUR D’ALENE, IDAHO — Hecla Mining Company (HL:NYSE) and Independence Lead Mines (ILDS.PK) today announced that they have signed an agreement for Hecla to acquire substantially all of the assets of Independence Lead Mines Company (ILM), located in northern Idaho’s Silver Valley. Included in the ILM assets are the West Independence property and ILM’s mining claims pertaining to the DIA agreement with the Lucky Friday mine, which includes any future interest or royalty obligation to ILM. The transaction is subject to approval by shareholders of ILM.

In exchange for the assets, Hecla will distribute 6,936,884 of its common shares to ILM shareholders. There is a $1.25 million transaction break-up fee associated with the agreement. The transaction is expected to be completed later in the first quarter of 2008.

ILM President Bernard C. Lannen said, “Our management and board are completely supportive of this transaction. We feel the agreement is best for our shareholders, giving good value and the opportunity to continue to participate in the metals market as Hecla shareholders.”

Hecla President and Chief Executive Officer Phillips S. Baker, Jr., said, “This transaction not only guarantees that Hecla will receive 100% of the future profits of the Lucky Friday Mine, but also helps to consolidate our land position in the Star Morning district. We believe that the future potential of the Lucky Friday mine is tremendous. We look forward to moving ahead expeditiously with our plans for operating improvements, future increases in the resource and the work on our prefeasibility study for possible expansion of production there.”

Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States, Mexico and Venezuela. A 117-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold. Hecla’s common and preferred shares are traded on the New York Stock Exchange under the symbols HL, HL-PrB and HL-PrC.

Statements made which are not historical facts, such as anticipated payments, litigation outcome, production, sales of assets, exploration results and plans, costs, and prices or sales performance are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production and costs, exploration risks and results, political risks, project development risks, labor issues and ability to raise financing. Refer to the company’s Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “resource,” “reserve,” and “inferred resource” that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

The Asset Purchase Agreement for Hecla’s acquisition of ILM was filed by Hecla as Exhibit 2.2 to its Form 8-K filed on February 19, 2008 and is incorporated by reference into this filing.